

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

<u>Via E-mail</u>
Mr. Takahito Yasuki
President
Your Event, Inc.
1601 Pacific Coast Highway, Suite 250
Hermosa Beach, CA 90254

> **Re: Your Event, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2013**
> **Filed December 16, 2013**
> **File No. 000-53164**

Dear Mr. Yasuki:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Sei Ishikawa, Director of Operations
Your Event, Inc.

Thomas Cook, Esq.